DIRECT DIAL: (214) 969-1324
EMAIL: Wesley.Williams@tklaw.com
Thompson & Knight llp
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE • SUITE 3300
DALLAS, TEXAS 75201-4693
(214) 969-1700
FAX (214) 969-1751
www.tklaw.com
AUSTIN
DALLAS
FORT WORTH
HOUSTON
NEW YORK

ALGIERS
LONDON
MEXICO CITY
MONTERREY
PARIS
RIO DE JANEIRO
SÃO PAULO
VITÓRIA

November 21, 2007
VIA EDGAR TRANSMISSION
Ms. Pamela A. Long
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Carrington Laboratories, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (Registration
No. 333-145909) filed November 20, 2007
Annual Report on Form 10-K for fiscal year end December 31, 2006
Quarterly Report on Form 10-Q for the quarter end June 30, 2006
Definitive Proxy Statements on Schedule 14A filed on April 19, 2007 and June 6, 2007
Dear Ms. Long:
     On behalf of Carrington Laboratories, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). In addition, we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 16, 2007 to Carlton E. Turner. Our responses are based upon information provided to us by or on behalf of the Company. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter. Additionally, in order to assist you in your review of the revised prospectus, we have changed the page numbers both in our responses to reflect the current pagination of Amendment No. 2.
For the Fiscal Quarter Ended June 30, 2007
Item 1 — Financial Statements, page F-26
1.	We remind you to update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.
     Response: The Company has revised Amendment No. 2 to provide the requested disclosure.

Ms. Pamela A. Long
Securities and Exchange Commission
November 21, 2007

Condensed Consolidated Statements of Cash Flows, page F-29
2.	We note from your response that you included the $1.7 million repayment of the Comerica credit facility in the net figure of $283,000, which includes all capital lease and bank debt payments and borrowings. Please revise your statement of cash flows to present gross amounts of cash receipts and cash payments during the period. Refer to paragraph 11 of SFAS 95 for guidance.
     Response: The Company has revised Amendment No. 2 to provide the requested disclosure on page F-29.
Note 7 — Debt, page F-35
3.	You disclose the Second Closing Debentures will have a conversion price equal to the lesser of the conversion price for the First Closing Debentures and the volume-weighted average trading price for your common stock for the five trading days immediately preceding the Second Closing (subject to a floor of $1.125). However, on page 12 you disclose the conversion price of these debentures is $.80. Please revise your filing to clarify.
     Response: The Company has revised Amendment No. 2 to provide the requested disclosure on page F-35.
4.	We appreciate the analysis of your convertible debt in response to prior comment 37. You state, “Section 11(d) of the Convertible Debenture provides for downward adjustments to the Conversion Price if the Company issues additional shares at a price lower than the Conversion Price. There is no floor on the adjusted conversion price, and the number of shares that could be issued could potentially exceed the number of authorized shares. Because of this possibility, EITF 00-19, paragraph 20 requires liability treatment.” Since the downward adjustments appear to be triggered by the issuance of shares, rather than the trading price, it appears these adjustments may be within your control. Please explain whether the provision can result in downward adjustments to the conversion price as a result of events that are outside of your control. Explain how you have considered this in determining paragraph 20 of EITF 00-19 requires liability treatment.
     Response: In response to the Staff’s comment, the Company further reviewed the Convertible Debenture agreement, specifically Section 11(d). Upon further review, the Company has determined that the potential downward adjustments to the Conversion Price would only occur upon issuance of shares by the Company. The Company has determined that all share issuances that would trigger downward adjustment are within the control of the Company. Further, the Company notes no provisions that would require a downward adjustment that are outside the control of the Company (such as a requirement to adjust the Conversion Price based on the trading price of the Company’s common stock). As a result,

Ms. Pamela A. Long
Securities and Exchange Commission
November 21, 2007

the Company now believes that the provisions of paragraph 20 of EITF 00-19 do not indicate liability treatment. As such, the conversion feature qualifies for the FAS 133, paragraph 11(a)(2) scope exception, and is not required to be separated from the debt host contract.
     The Company also considered the guidance in EITF 98-5 and EITF 00-27 related to accounting for beneficial conversion features of convertible instruments. The Company computed the intrinsic value of the beneficial conversion feature using the effective conversion price of the convertible debenture. The effective conversion price was determined using the proceeds allocated to the convertible debenture on a relative fair value basis, as required by paragraph 5 of EITF 00-27. The resulting beneficial conversion feature was recorded as debt discount, with an offsetting credit to paid in capital at issuance. The debt discount is being amortized using the effective interest rate method over the life of the convertible debenture, as required by paragraph 19 of EITF 00-27.
5.	We also appreciate your analysis of the warrants. You concluded liability treatment is appropriate for the Series D warrants based on possible changes to the conversion price if there are subsequent equity sales at a lower price. Please tell us whether these potential equity sales would be considered under the control of the company and how you considered this in determining fair value accounting under SFAS 133 is required.
     Response: In response to the Staff’s comment, the Company further reviewed the Warrant agreement, specifically Section 9(d). Upon further review, the Company has determined that the potential downward adjustments to the exercise price would only occur upon issuance of shares by the Company. The Company has determined that all share issuances that would trigger downward adjustment are within the control of the Company. Further, the Company notes no provisions that would require a downward adjustment that are outside the control of the Company (such as a requirement to adjust the exercise price based on the trading price of the Company’s common stock). As a result, the Company now believes that the provisions of paragraph 20 of EITF 00-19 do not indicate liability treatment. As such, the warrants qualify for the FAS 133, paragraph 11(a)(2) scope exception, and have been classified as equity instruments.
     Additionally, the Company has acknowledged that:
     • it is responsible for the adequacy and accuracy of the disclosures in this response;
     • staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long
Securities and Exchange Commission
November 21, 2007

     Please direct any questions or additional comments regarding this letter to Wesley P. Williams at (214)969-1324.
Sincerely,
/s/ Wesley P. Williams

WW
cc: (w/enclosures):	Tracey McKoy
Terence O’Brien
Craig Slivka
Carlton E. Turner
Robert W. Schnitzius